Columbia Small Cap Value Fund

77M Merger

On March 24, 2006, the Board of Trustees approved the reorganization of the Fund as a newly-formed series of Columbia Funds Series Trust I. The primary purpose of the Trust Reorganization is to facilitate compliance monitoring and administration for the Columbia Funds.